UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 5)

Commission File Number: 001-41402

BRENX LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

As previously disclosed on a Form 6-K by BrenX Ltd., or the Company, on July 25, 2025 the Company entered into a securities purchase agreement, or the SPA, with Alpha Capital Anstalt, or Alpha, as subsequently amended, pursuant to which the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

Between July 2025 and July 2026, the Company completed multiple closings under the SPA, including an initial closing on July 28, 2025, pursuant to which the Company issued pre-funded warrants and ordinary warrants, and subsequent closings between September 2025 and July 2026 pursuant to which the Company issued preferred shares and accompanying ordinary warrants.

On August 24, 2026, the Company closed an additional subsequent funding with Alpha in the amount of $1,000,000, or the First August 2026 Subsequent Funding, pursuant to which the Company issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $3.138 per share, and (ii) ordinary warrants to purchase 318,674 ordinary shares at an exercise price of $87.36 per share, which are exercisable upon issuance and will expire five years from the initial exercise date.

On August 26, 2026, the Company closed an additional subsequent funding with Alpha in the amount of $1,000,000, or the Second August 2026 Subsequent Funding, pursuant to which the Company issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $3.12 per share, and (ii) ordinary warrants to purchase 320,513 ordinary shares at an exercise price of $87.36 per share, which are exercisable upon issuance and will expire five years from the initial exercise date.

On August 28, 2026, the Company closed an additional subsequent funding with Alpha in the amount of $1,000,000, or the Third August 2026 Subsequent Funding, and together with the First August 2026 Subsequent Funding and the Second August 2026 Subsequent Funding, the August 2026 Subsequent Fundings, pursuant to which the Company issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $3.928 per share, and (ii) ordinary warrants to purchase 254,582 ordinary shares at an exercise price of $87.36 per share, which are exercisable upon issuance and will expire five years from the initial exercise date.

The net proceeds from the August 2026 Subsequent Fundings will be used for general corporate purposes, working capital and execution of the Company’s commercial TES projects across Europe, the U.S. and the Middle East.

As a result of the pricing of the Second August 2026 Subsequent Funding, under the anti-dilution and ratchet adjustment provisions contained in the Company’s Amended and Restated Articles of Association, the conversion price of the preferred shares previously issued pursuant to the SPA was adjusted to $3.12. Following the closing of the Third August 2026 Subsequent Funding, the Company will have 1,624,514 ordinary shares issued and outstanding and 3,379 preferred shares issued and outstanding.

The securities referred to herein were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission, or the SEC, to register the resale of the ordinary shares underlying the preferred shares and the ordinary warrants issued pursuant to the August 2026 Subsequent Fundings.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507, 333-296898 and 333-297567) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377, 333-290040, and 333-298317), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrenX Ltd.

Date: August 28, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

2